PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


                                    Exhibit F

                           Employee Transfer Agreement


                                      V 6.0


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

DOCUMENT INFORMATION

  Project Manager:             Gil Tal

  Customer Project             Naama Halperin
  Manager:

  Prepared by:                                           Consolidation

  Document Version No:         V 6.0

  Preparation Date:            16.09.2003


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

TABLE OF CONTENTS

   DOCUMENT INFORMATION .................................................   2
1    EMPLOYEE TRANSFER ..................................................   4
   1.1   CUSTOMER'S EMPLOYEES IN GERMANY AND FRANCE .....................   5
   1.2   DUTIES AND RESPONSIBILITIES ....................................   5
   1.3   LIST OF EMPLOYEES ..............................................   7
   1.4   EMPLOYEE TRANSFER PROCESS ......................................   9
     1.4.1   TRAINING AND GUIDELINES ....................................  11


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

1      EMPLOYEE TRANSFER

HP-OMS shall assure that the level and quality of services are maintained throughout the transfer of employees from Tecnomatix to HP-OMS directly or to its affiliates or authorized HP-OMS Subcontractors, as will be decided by HP-OMS. HP-OMS will encourage employees to continue in their roles, subject to cost and effectiveness constraints (but not less than the minimum salary offers set out in Table 3 below), assuring that significant operational and industry knowledge will be retained in the personnel within HP- OMS which are delivering the Services to the Customer's.

The basic principle underlying the responsibilities of the parties with respect to the Transitioned Employees is the following one: Customer is, and shall remain at all times, responsible for all liabilities of any kind whatsoever relating to the Transitioned Employees which liabilities were created during the period prior to the Commencement Date (the "Pre-Commencement Date Period") (even if claimed later on with respect to such Pre-Commencement Date Period liabilities), and HP-OMS is responsible for all liabilities of any kind whatsoever relating to the Transitioned Employees which liabilities were created thereafter (i.e. after the Commencement Date). A party, who bore or paid, or will pay liability due by the other party, will be reimbursed and indemnified by that other party.

HP-OMS (or its affiliates or authorized HP-OMS Contractors) shall make offers of employment as set out in this Exhibit F in order to retain nine (9) Customer employees from different countries, for a period of at least six (6) months after the Commencement Date, as follows:

o  ISRAEL - Four (4) Tecnomatix employees will be engaged by HP-OMS.
o USA- Five (4) Tecnomatix employees will be engaged by HP-OMS' affiliates in the US or by an authorized HP-OMS S ubcontractor.
o FRANCE - These Customer Sites have a total of one IT Employee, which employee will be not be engaged by HP-OMS.
o GERMANY - These Customer Sites have a total of two It Employees - both will not be engaged by HP-OMS.

HP-OMS (or its affiliates or authorized Subcontractors) will make offers of employment to the Transitioned Employees in Israel and the USA after an agreed date prior to the Commencement Date on which the parties shall announce the outsourcing project under the Agreement to the Customer Employees (the "CUSTOMER NOTIFICATION DATE"). The minimal salary offers by HP-OMS to the employees will be based on the total respective employer cost per year as detailed in TABLE 3 below. For the avoidance of doubt, such offers shall contain terms and conditions for salary and benefits which are not less favorable to the Transitioned Employee than those terms and conditions which were in effect immediately prior to the Commencement Date, as set out in the applicable employment contract between Customer and such individuals. HP-OMS acknowledges receipt of such employment contracts were provided during Due Diligence.


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

In the Israel site, the applicable Transitioned Employees will be engaged by HP-OMS. In the U.S.A sites, applicable Transitioned Employees will be engaged by HP-OMS' affiliates in the US or by an authorized HP-OMS Subcontractor.

1.1    CUSTOMER'S EMPLOYEES IN GERMANY AND FRANCE

Customer's Affiliate's employees in France and Germany will not be transferred to HP-OMS or any other HP-OMS affiliate or authorized HP-OMS Subcontractor. On the Commencement Date, the Customer will provide notice of dismissal to the IT employees at the Customer Sites in Germany and in France (listed in table 2 herein), with the effective date of termination to be six (6) months from the Commencement Date. HP-OMS will pay the Customer all applicable Payments made by Customer to such employees while still employed by Customer's Affiliate, during the six (6) month termination notice period. The parties acknowledge that such employees may choose to terminate their own employment with Customer's Affiliate prior to the expiration of such termination notice period. The "Payments" shall mean payments in all forms, including salary payments, bonuses, costs incurred by Customer by extending any benefits, at least as detailed in TABLE 3 below. All severance payments for these employees will be borne and paid by the Customer.

1.2    DUTIES AND RESPONSIBILITIES

The scope of responsibilities of HP-OMS and Customer for the completion of the employee transfer is as follows:


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

TABLE 1: PARTIES RESPONSIBILITIED

    CUSTOMER'S RESPONSIBILITIES             HP-OMS'S RESPONSIBILITIES
-------------------------------------  -----------------------------------
Provide information on Customer        Plan the transition
employees and Customer compensation
& benefits

Send dismissal notices to applicable Make prompt offers of employment Customer Employees to be terminated to the Transitioned Employees in by Customer, in accordance with the accordance with this Exhibit and
respective employment contract and     communicate and/or consult with
make severance payments to such        Customer and applicable Customer
employees.                             Employees as required

Advise HP-OMS on successfully          Staff the transition team as
navigating Customer's culture          required

Provide access to empowered Customer   Manage the employee transfer
HR resources leveling Israel and       process as detailed in SECTION 1.4
Germany


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

1.3    LIST OF EMPLOYEES

TABLE 2: EMPLOYEE TAKEOVER LIST

              NAME OF
COUNTRY       EMPLOYEE           JOB TITLE
------------  -----------------  ----------------
ISRAEL        [**]               Application
                                 Support

              [**]               Application
                                 Support

              [**]               Application
                                 Support

              [**]               Application
                                 Support

GERMANY*      [**]               Technical
                                 Support

              [**]               Technical
                                 Support

FRANCE*       [**]               Technical
                                 Support

USA           [**]               Technical
                                 Support

              [**]               Technical
                                 Support

              [**]               Technical
                                 Support

              [**]               Web Master

              [**]               Technical
                                 Support


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

             * At the Customer Sites in these countries, HP-OMS will not recruit the listed employees.

TABLE 3: CUSTOMER EMPLOYEES COSTS (EMPLOYER COST)

                            TOTAL COST FOR
 FIRST NAME    LAST NAME   EMPLOYER PER YEAR
------------  ----------  -------------------
                      EUROPE
                      ------
[**]

[**]          [**]                       [**]

[**]

[**]`         [**]                       [**]

[**]

[**]          [**]                       [**]

                      ISRAEL
                      ------
[**]          [**]                       [**]

[**]          [**]                       [**]

[**]          [**]                       [**]

[**]          [**]                       [**]


                       USA
                       ---
[**]

[**]          [**]                       [**]

[**]

[**]          [**]                       [**]

[**]          [**]                       [**]

[**]          [**]                       [**]

[**]          [**]                       [**]


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

1.4    EMPLOYEE TRANSFER PROCESS

The purpose of this phase is to get Transitioned Employees on board without disrupting the services delivered to Customer. The phase starts with the Customer Notification Date, including explanation of the implications to the affected staff and ends with the staff becoming HP-OMS employees in Israel or HP-OMS' affiliates or authorized HP-OMS Subcontractor employees in the USA.

ON THE CUSTOMER NOTIFICATION DATE THE EMPLOYEE TRANSFER PROCESS IN ISRAEL WILL BEGIN AS FOLLOWS:

  o      GATHERING

         On the Customer Notification Date Customer's IT manager and HP-OMS' Project Manager will meet with all Transitioned Employees in order to reduce the emotional aspects of change for the employees and explain what impacts the change will have on their daily activities.

  o      PERSONAL MEETING

         HP-OMS Project Manager will meet each Transitioned Employee separately starting with the Sales Application Team Leader and then the team members. The meetings will take place after the Gathering (described above). The meeting will enable each side to present itself, its expectations and to answer any personal questions that might concern the employees.

  o      EMPLOYMENT OFFER

         HP-OMS Project Manager and HP-OMS HR Manager will meet with each Transitioned Employee and present an employment offer (in accordance with Section 1 above), including salary and other benefits to which he/she may be entitled. The employee will have a grace period of two weeks following receipt of such offer to decide whether she/he would like to accept the employment offer made by HP-OMS.

  o HP-OMS might relocate some of the Transitioned Employees to HP-OMS premises according to HP-OMS operational needs in order to support the Services provision. Such Transitioned Employees will be relocated upon the establishment of the MCC and its ongoing operation. Transitioned Employees that will not be relocated will stay at the Customer's premises in Herzelia.


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

       ON THE CUSTOMER NOTIFICATION DATE THE EMPLOYEE TRANSFER PROCESS IN THE U.S.A WILL BEGIN AS FOLLOWS:

  o      INTRODUCTION

         Customer's Site manager and HP-OMS' Project Manager will meet* the Transitioned Employees at the applicable Customers Site in order to reduce the emotional aspects of change for the employees and explain what impacts the change will have on their daily activities. Afterward, HP-OMS' Project Manager and HP-OMS' affiliates in the US or by an authorized HP-OMS Subcontractor will offer employment contracts (in accordance with SECTION 1 above), to the Transitioned Employees.

         The employee will have a grace period of four () weeks following receipt of such offer in which decide whether she/he would like to accept HP-OMS' employment offer.

         * In order to allow HP-OMS Project Manager to ensure smooth transition and still provide vital information to the Transitioned Employees some of the meetings might occur via phone conference and face to face meetings will occur at a later stage.

     In the event that HP-OMS, after using all commercially reasonable efforts (in accordance with Section 1.4 above) and delivery of offers of employment as per this Exhibit fails to convince the Transitioned Employees, or any of them, to be HP-OMS (or HP-OMS affiliates and/or authorized Subcontractors) employees, then HP-OMS may request the Customer to delay the dismissal of such applicable employees from the Customer for a period of six (6) month following the Commencement Date. The Customer may, at its sole and absolute discretion, accept or reject HP-OMS request to delay the dismissal of certain of such employees for a period of six (6) months following the Commencement Date. In the event that the Customer accepts the HP-OMS request to delay the dismissal of certain employees (the "RETAINED EMPLOYEES"), Customer shall so notify HP-OMS in writing. HP-OMS shall make renewed commercially reasonable efforts (in accordance with SECTION 1.4 above) during the six (6) month period following the Commencement Date (the "INITIAL SIX MONTH PERIOD") to employ the Retained Employees. HP- OMS will credit Customer for all Payments (defined below) made to the Retained Employees during the Initial Six Month Period on the quarterly invoice for the payment of the Target Price, following the quarter in which such payment is made.


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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

     "Payments" shall mean payments in all forms, including salary payments, bonuses, and costs incurred by Customer by extending any benefits in whatever form (i.e. total employers cost).

1.5      TRAINING AND GUIDELINES

Once the Transitioned Employees are hired by HP-OMS (or its affiliates or authorized Subcontractors), the Transitioned Employees will become part of HP-OMS permanent team, which will provide the Services to the Customer. At no additional charge, HP-OMS will provide guidelines and training to the Transitioned Employees concerning their duties and their integration into the support provision process. The training will emphasize HP-OMS' commitment to encourage the Transitioned Employees, to maintain their motivation and commitment to serve the Customer's needs, while adapting to a new corporate culture.

HP-OMS will ensure that it and its affiliates and authorized Subcontractors provide, at no additional charge to Customer, the Transitioned Employees will receive the same training as do all other HP-OMS employees, according to HP-OMS's training standards and policies. These standards and policies are based on ensuring that employees will by trained with in depth and new technology courses that are related to their primary skill sets and are vital to their professional progress. In addition, the Transitioned Employees will be trained with any new technology the Customer chooses to utilize within a reasonable period prior to its implementation or prior to any evaluation HP-OMS will perform for the Customer related to such technology.


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